ROYAL ENERGY RESOURCES, INC.
256-260 Broadway, Suite 309
Brooklyn, NY  11211

July 31, 2009

Tracie Towner
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Royal Energy Resources, Inc., File No. 0-52547
August 31, 2008 Form 10-K
Response Letter Dated June 24, 2009

Dear Ms. Towner:

We are in receipt of your  letter dated July 21, 2009.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended August 31, 2008

Financial Statements, page 19

1.
We have read your response to prior comment 2 and understand that you will amend your filing to include a Statement of Cash Flows.  However, the draft statement submitted with your reply shows a net loss amount for the cumulative period which does not agree to the corresponding amount in your Statement of Operations.  Please resolve this inconsistency.

Response:

We were aware of the difference and planned to amend the Statements of Operations as follows:

ROYAL ENERGY RESOURCES, INC.
(A Development Stage Company)
Statements of Operations
Years Ended August 31, 2008 and 2007 and
from inception (July 22, 2005) through August 31, 2008

			Inception
			(July 22, 2005)
			Through
	Years Ended August 31,		August 31,
	2008	2007	2008

Sale of oil and gas leases	$14,626	$3,082	$17,708
Cost of sales	1,230	799	2,029
Gross profit	13,396	2,283	15,679
Costs and expenses:
Non-cash compensation	338,547	-	338,547
Other selling, general and administrative expense	110,658	95,813	295,035
Total costs and expenses	449,205	95,813	633,582
Loss from operations	(435,809)	(93,530)	(617,903)
Other expenses (income):
Loss on disposition by rescission agreement
on condominium	15,000	-	15,000
Interest expense	8,750	-	8,750
Interest income from related party	(3,902)	1	(3,902)
Interest income	(1,483)	-	(1,483)
	18,365	1	18,365
Loss before income taxes	(454,174)	(93,531)	(636,268)
Provision for income taxes	-	-	-
Net loss	$(454,174)	$(93,531)	$(636,268)

Net loss per share, basic and diluted	$(0.03)	$(0.01)	$(0.06)

Weighted average shares outstanding,
basic and diluted	14,687,574	9,974,688	10,779,569

See accompanying notes to financial statements.

Balance Sheets, page 21

2.
We note you have presented three line items on your Balance Sheets for amounts related to your oil and gas activities, including "Investment in oil and gas properties, net," "Prepaid drilling costs," and "Investment in oil and gas leases."  Tell us why you believe the corresponding amounts would not need to be presented in a single line item for costs capitalized to the full cost pool to comply with Rule 4-10(c)(2) of Regulation S-X.

Also, it appears you have sold oil and gas leases in subsequent interim periods that you have recorded as revenue rather than as an adjustment to the full cost pool.  Please tell us your rationale for this accounting, as it does not appear to be consistent with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X.  In addition, tell us your method of accounting for the amortization of your prepaid drilling costs, with details sufficient to understand how it compares to the guidance in Rule 4-10(c)(3) of Regulation S-X.

Response:

First paragraph:

The investment in oil and gas properties, net is included in the full cost pool.

Prepaid drilling costs is a cash deposit with the operator to be applied to pay our proportionate share of drilling and completion costs and would not be includable in the full cost pool until the costs have been incurred.

The Company initially acquired oil and gas leases in the United States Government auction in August 2006.  The Company subsequently acquired additional leases and also made sales of certain leases through a broker, retaining an over-riding royalty interest.  This part of the business was initially started as a supplement to the real estate business and was not expected to be significant.  Through August 2008, the Company has only had total sales proceeds of $17,708 with a related cost of $2,029.  In addition, the Company has never had any intention of developing these leases and views them more as inventory held for sale than a part of the oil and gas business that they commenced in May 2008.  If this part of the Company's business should be required to be included with its other oil and gas property costs, it would be classified as unproved property and not be a part of the Company's full cost pool.

Second paragraph:

Lease sales - as indicated above, we do not consider sales of our oil and gas lease inventory to be a part of our oil and gas business and for this reason have continued to record sales and recognize cost of sales.

In May 2008, the company decided to acquire interests in wells to be drilled in Washington County, Oklahoma and prepaid $75,673 to the operator for its estimated share of the drilling and completion cost to be incurred for two wells.  At August 31, 2008, the Company had been billed $63,097 in capital costs associated with the first two wells and had prepaid an additional $37,836 to be applied toward a third well, leaving a prepaid balance of $55,914 at August 31, 2008.  This amount is a cash deposit with the operator to be applied towards the Company's share of drilling and completion costs and would not be classified as a cost incurred and includable in the full cost pool until such time as the cost is incurred.

Statements of Stockholders' Equity, page 23

3.
We have read your response to prior comment 3 in which you have submitted revised Statements of Stockholders' Equity with an inception date of July 22, 2005.  However, we see that you have disclosure on pages 5, 16, and 26 of your filing stating that you have been in the development stage since inception on March 22, 1999.  Please resolve the conflicting information about the date of inception as necessary.

Response:  Please see the first paragraph under Basis of presentation on page 25.  "RER is a development stage enterprise within the meaning of SFAS 7.  Accordingly, the costs associated with the development stage activities discussed below, have an inception date of July 22, 2005.  Prior costs relating to an attempted internet business which was discontinued in 2001 have been transferred to accumulated deficit."

In summary, RER was organized in 1999 and began an internet business which was closed in 2001.  RER was inactive until July 22, 2005 when it commenced its real estate business.  Subsequently, RER acquired various government oil and gas leases and uranium leases, solely with the intention of reselling the leases and retaining an over-riding royalty interest on any future production.  It has been our position that, since the Company was inactive for about four years that the initial development stage should be closed into accumulated deficit and not included in the new development stage.  We may need to repeat the disclosure noted above in the other areas and make this distinction clearer.

Note 1 - Organization and Summary of Significant Accounting Policies, page 25

Property and Equipment, page 27

4.
We have read your response to prior comment 4 in which you have submitted revisions to your policy disclosure with respect to evaluating oil and gas properties for impairment in your critical accounting policies in MD&A to be consistent with your policy disclosure under this heading.  Please advise us of any implications for past impairment tests if these were conducted according to your previous disclosure on page 18 of your filing rather than consistent with the policy described on page 27.

Response:  Our initial application of the full cost method commenced in August 2008.  We conducted our initial impairment test at the end of August 2008, accordingly, there were no past impairment tests and none prepared according to the initial disclosure on page 18.

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Controls and procedures, page 18

5.
We note your disclosure stating "There have been no significant changes in internal controls or in other factors that could significantly affect these controls during the quarter ended May 31, 2009..."  According to Item 308T(b) of Regulation S-K, you are required to disclose any change your internal control over financial reporting that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  If you had no such changes in your internal control over financial reporting, then please state this clearly in your disclosure.

Response:  We had no changes in our internal control over financial reporting during the quarter and will make this statement in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

ROYAL ENERGY RESOURCES, INC.

/s/ Jacob Roth
Jacob Roth
Chief Executive Officer

Cc Paritz & Company, P.A.